UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 27, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X             Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release
ANGLOGOLD ASHANTI GIVES NOTICE TO
SHAREHOLDERS IN TERMS OF SECTION 45(5) OF THE
COMPANIES ACT 71 OF 2008

ANGLOGOLD ASHANTI LIMITED
(the “Company”)
NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT, NO. 71 OF 2008
(“THE ACT”), OF THE RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS OF
THE COMPANY (THE “BOARD”), GRANTING FINANCIAL ASSISTANCE AS
CONTEMPLATED IN SECTION 45(2) OF THE COMPANIES ACT
Notice is hereby given, in terms of Section 45(5)(a) of the Act, that, pursuant to the authority granted to the Board by the shareholders in general meeting on 16 November 2011:
1.
The Board of the Company has, on 16 July 2012, authorised the Company to provide financial assistance (as more fully described below) in terms of section 45 of the Act.
The resolution adopted by the Board relates to a guarantee given by the Company to guarantee performance by AngloGold Ashanti USA Incorporated and AngloGold Ashanti
Holdings plc, each a wholly owned subsidiary of the Company, under a US$1.0 billion syndicated revolving loan facility agreement (the “Agreement”) to which the Company is party.
2.
The Board of the Company has, on 24 July 2012, authorised the Company to provide financial assistance (as more fully described below) in terms of section 45 of the Act.
The resolution adopted by the Board relates to a guarantee given by the Company to guarantee the payment of principal, premium, interest and any additional amounts payable pursuant to the issue of US$750 million 5.125% notes due 2022 by AngloGold
Ashanti Holdings plc, a wholly owned subsidiary of the Company.
In each case, the Board, before authorising the Company to provide the financial assistance in terms of section 45 of the Act, satisfied itself that:
·          after considering all reasonably foreseeable financial circumstances of the Company, the Company would, immediately after providing the guarantee, satisfy the solvency and liquidity test as set out in Section 4 of the Act;
·          the terms of the transaction are reasonable and fair to the Company; and
·          all relevant provisions contained in the Company’s Memorandum of Incorporation in terms of financial assistance have been satisfied.
For and on behalf of the Board
Lynda Eatwell
Company Secretary
26 July 2012
This is a notice required in terms of the Act, and shareholders are not required to respond

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 27, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary